UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM ANNOUNCES THE DATES FOR ITS SHAREHOLDERS’ MEETINGS

Santiago, Chile, February 28, 2024 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that its Board agreed to hold SQM’s Annual General Shareholders’ Meeting (the “Meeting“) at 10:00 a.m. (Chile time) on Thursday, April 25, 2024.

The voting instruction card to holders of American Depositary Receipts (ADRs) representing SQM’s Series B shares, in connection with matters to be discussed in the Meeting, will be communicated to The Bank of New York Mellon, as depositary, at 4:00 p.m. (EDT) on Wednesday, March 27, 2024.

The Board of Directors was also informed of a request from the shareholder Inversiones TLC SpA, an owner of shares that represent more than 10% of the outstanding shares with voting rights of the Company, to call for an extraordinary shareholders’ meeting to hear about (i) the status of the negotiations between the Company and the National Copper Corporation of Chile (Codelco), as detailed in the memorandum of understanding from December 27, 2023, (ii) the detail of the actions and contracts that are expected to be carried out and executed under the aforementioned memorandum of understanding and (iii) any other relevant topic pertaining to the same matter.

The Board of Directors agreed to hold an extraordinary shareholders’ meeting at 10:00 a.m. (Chile time) on Thursday, March 21, 2024.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com
Irina Axenova 56-2-24252280 / irina.axenova@sqm.com
Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: February 28, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.